UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of September 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

On or about August 31, 2012, Jinpan International Limited (the "Registrant") caused a Notice of Annual Meeting (the "Notice") to be mailed to its shareholders of record.  The Notice contains instructions on how to access the following documents using the Internet:  (1) the proxy statement dated August 31, 2011 and (2) the 2011 Annual Report.  The proxy statement includes a letter from the Registrant's Chairman of the Board of Directors, President and Chief Executive Officer to the shareholders and the Notice of Annual Meeting.

The following documents in connection with the Notice, filed as exhibits to this Form 6-K, are incorporated by reference herein:

Exhibit No.	Description
1.	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholders Meeting to be Held on October 12, 2012.
2.	Notice of Annual Meeting and Proxy Statement dated August 31, 2012.
3.	2011 Annual Report.
4.	Proxy Cards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  September 7, 2012

Exhibit No.	Description
1.	Important Notice Regarding the Availability of Proxy Materials for the Jinpan International Limited Shareholders Meeting to be Held on October 12, 2012.
2.	Notice of Annual Meeting and Proxy Statement dated August 31, 2012.
3.	2011 Annual Report.
4.	Proxy Cards.